Exhibit 99.1

Alexco to Release Second Quarter 2017 Results on August 10, 2017

VANCOUVER, Aug. 2, 2017 /CNW/ - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today advises that it will release its second quarter 2017 financial results after close of market trading on Thursday, August 10, 2017 followed by an audio webcast conference call to review those results at 10:00 a.m. Eastern (7:00 a.m. Pacific) on Friday, August 11, 2017.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-504-7961
Dial from outside Canada or the US:	1-647-792-1278
Conference ID#:	4868207
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2017/02/c6246.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Michael Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 22:30e 02-AUG-17